EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2015	2014
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$164	$104
Income tax expense (benefit)	76	149
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	11	9
Long-term debt	167	170
Others	3	12
One third of rents, net of income from subleases	9	7
Total fixed charges, excluding interest on deposits	190	198
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	430	451
Ratio of earnings to fixed charges	2.26	2.28
Total preferred stock dividend factor(1)	$30	$30
Fixed charges, including the preferred stock dividend factor	$220	$228
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.95	1.98
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$190	$198
Add: Interest on deposits	46	35
Total fixed charges, including interest on deposits	$236	$233
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$430	$451
Add: Interest on deposits	46	35
Total	$476	$486
Ratio of earnings to fixed charges	2.02	2.09
Fixed charges, including the preferred stock dividend factor	$220	$228
Add: Interest on deposits	46	35
Fixed charges, including the preferred stock dividend factor and interest on deposits	$266	$263
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.79	1.85

(1)	Preferred stock dividends grossed up to their pretax equivalents.